STATE OF DELAWARE
 CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:  That at a meeting of the Board of Directors of
eLayaway,  Inc.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4th, paragraph A"so that, as amended, said Article shall be and read as follows:

The total number of shares that this corporation is authorized to issue is 300,000,000 shares. Two Hundred Fifty Million (250,000,000) shares shall be Common Stock with a par value of $0.001 and Fifty Million (50,000,000) shares shall be Preferred Stock with a par value of $0.001.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon  notice in accordance  with  Section  222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 29 day of May, 2012.

By:	/s/ Bruce Harmon
Authorized Officer

Title:	CFO and Director

Name:	Bruce Harmon
Print or Type